August 19, 2004


Via Facsimile and U.S. Mail

Kent E. Shafer, Esq.
Miller, Canfield, Paddock and Stone, P.L.C.
150 West Jefferson Ave.
Detroit, Michigan 48226

Re:	Credit Acceptance Corporation
	Schedule TO-I filed August 11, 2004
	File No. 5-45225

Dear Mr. Shafer:

We have the following comments on the above-referenced filing:

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

OFFER TO PURCHASE
General

2. In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price for the securities.

Section 3 - Procedures for Tendering Shares, page 12

3. We note that shareholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

Determination of Validity, page 16

4. Please refer to the third sentence of this section. Please revise to clarify that if you waive a condition to the offer that you will waive the condition for all shareholders. See Rule 13e-4(f)(8). Please make a similar revision to Instruction 12 of the Letter of Transmittal.

Conditions of the Tender Offer, page 19

5. We refer you to the opening paragraph, where you have included language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Incorporation by Reference, page 23

6. We note that you are attempting to forward-incorporate information by reference. Please advise us of your basis for asserting such forward-incorporation by reference in your offer materials, as Schedule TO does not expressly permit it. In the alternative, remove your reference to such forward-incorporation by reference from your disclosure.

Letter of Transmittal

7. We note that you will accept odd lot tenders only from those holders who were odd lot holders at the date of announcement and continue to be odd lot holders through the expiration date. This condition is inconsistent with Rule 13e-4(f)(3) and would prohibit holders from becoming odd lot holders by selling shares in the market prior to expiration. Please revise.

Closing Comments

As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 942-2842. You may also reach me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,



							Chris B. Edwards
							Attorney-Advisor
							Office of Mergers and Acquisitions